Exhibit 99.1

B Communications Ltd.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Unaudited)

B Communications Ltd.

Condensed Consolidated Interim Financial Statements (unaudited)

2

Review Report to the Shareholders of B Communications Ltd.

Introduction

We have reviewed the accompanying financial information of B Communications Ltd. and its subsidiary (hereinafter - “the Group”), comprising of the condensed consolidated interim statement of financial position as at March 31, 2016 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

May 25, 2016

3

B Communications Ltd.

Condensed Consolidated Statements of Financial Position

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	1,228	326	1,196	581
Restricted cash	715	190	17	155
Investments, including derivatives	1,360	361	3,466	1,535
Trade receivables, net	2,042	542	2,290	2,058
Other receivables	317	84	359	286
Inventory	123	33	87	115

Total current assets	5,785	1,536	7,415	4,730

Long-term trade and other receivables	662	176	542	674
Property, plant and equipment	7,171	1,904	7,365	7,197
Intangible assets	6,986	1,855	7,483	7,118
Deferred expenses and investments	568	151	696	643
Broadcasting rights	456	121	460	456
Investment in equity-accounted investee	23	6	29	25
Deferred tax assets	1,104	293	1,170	1,279

Total non-current assets	16,970	4,506	17,745	17,392

Total assets	22,755	6,042	25,160	22,122

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

B Communications Ltd.

Condensed Consolidated Statements of Financial Position (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Liabilities
Bank loans and credit and debentures	2,250	597	2,043	2,089
Trade and other payables	1,912	508	2,116	1,694
Related party	206	55	898	233
Current tax liabilities	711	189	747	705
Provisions	88	23	84	100
Employee benefits	380	101	274	378
Total current liabilities	5,547	1,473	6,162	5,199

Bank loans and debentures	11,603	3,080	13,694	12,290
Employee benefits	238	63	238	240
Other liabilities	262	70	276	227
Provisions	46	12	69	46
Deferred tax liabilities	665	177	807	729
Total non-current liabilities	12,814	3,402	15,084	13,532

Total liabilities	18,361	4,875	21,246	18,731

Equity
Total equity attributable to equity holders of the Company	1,740	462	1,014	1,045
Non-controlling interests	2,654	705	2,900	2,346

Total equity	4,394	1,167	3,914	3,391

Total liabilities and equity	22,755	6,042	25,160	22,122

Date of approval of the financial statements: May 25, 2016

/s/ Doron Turgeman	/s/ Itzik Tadmor
CEO	Principal Financial Officer

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

B Communications Ltd.

Condensed Consolidated Statements of Income

(In millions, except per share data)

		Three months period ended
		March 31
			Convenience
			translation
			into
			U.S. dollars
		2016	2016	2015
		NIS	US$	NIS
	Note	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	9	2,559	680	2,174

Cost and expenses
Depreciation and amortization		545	145	439
Salaries		514	137	439
General and operating expenses	10	1,021	271	801
Other operating expenses (income), net		5	1	(11)

		2,085	554	1,668

Operating income		474	126	506

Financing expenses (income)
Finance expenses		238	63	249
Finance income		(46)	(12)	(152)

Financing expenses, net		192	51	97

Income after financing expenses, net		282	75	409

Share of loss (income) in equity- accounted investee		1	*	(16)

Income before income tax		281	75	425

Income tax		121	33	119

Net income for the period		160	42	306

Income (loss) attributable to:
Owners of the company		(23)	(6)	48
Non-controlling interests		183	48	258

Net income for the period		160	42	306

Earnings per share
Basic income (loss) per share		(0.77)	(0.20)	1.60
Diluted income (loss) per share		(0.77)	(0.20)	1.57

* Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

B Communications Ltd.

Condensed Consolidated Statements of Comprehensive Income

(In millions)

	Three months period ended
	March 31
		Convenience
		translation
		into
		U.S. dollars
	2016	2016	2015
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)

Net income for the period	160	42	306

Items of other comprehensive income (expenses), net of tax	(10)	(2)	17

Total of other comprehensive income for the period	150	40	323

Attributable to:
Owners of the Company	(26)	(7)	53
Non-controlling interests	176	47	270

Total of other comprehensive income for the period	150	40	323

The accompanying notes are an integral part of these condensed consolidated financial statements.

7

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity

(In millions except share data)

	Attributable to owners of the Company
	Share capital
									Non-
	Number of		Share	Treasury		Other	Retained		Controlling	Total
	Shares(1)	Amount	premium	Shares		reserves(2)	earnings	Total	interests	equity
	NIS 0.1 par
	value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS

For the three months period ended March 31, 2015 (unaudited)

Balance as at January 1, 2015 (audited)	29,889,045	3	1,057	(*	)	(48)	(51)	961	2,627	3,588
Exercise of options in a subsidiary	-	-	-	-		-	-	-	3	3

Other comprehensive income, net of tax	-	-	-	-		5	-	5	12	17
Net income for the period	-	-	-	-		-	48	48	258	306
Comprehensive income for the period	-	-	-	-		5	48	53	270	323

Balance as at March 31, 2015 (unaudited)	29,889,045	3	1,057	(*	)	(43)	(3)	1,014	2,900	3,914

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

8

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity

(In millions except number of shares)

	Attributable to owners of the Company
											Convenience
											translation
	Share capital								Non-		Into U.S.
	Number of		Share	Treasury		Other	Retained		Controlling	Total	dollars
	Shares(1)	Amount	premium	Shares		reserves (2)	earnings	Total	interests	equity	(Note 2C)
	NIS 0.1 par
	value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS	US$

For the three months period ended March 31, 2016 (unaudited)

Balance as at January 1, 2016 (audited)	29,889,045	3	1,057	(*	)	(47)	32	1,045	2,346	3,391	900
Exercise of options in a subsidiary	-	-	-	-		(1)	-	(1)	5	4	1
Transactions with non- controlling interest, net of tax	-	-	-	-		-	722	722	127	849	226

Other comprehensive income, net of tax	-	-	-	-		(3)	-	(3)	(7)	(10)	(2)
Net income for the period	-	-	-	-		-	(23)	(23)	183	160	42
Comprehensive income for the period	-	-	-	-		(3)	(23)	(26)	176	150	40

Balance as at March 31, 2016 (unaudited)	29,889,045	3	1,057	(*	)	(51)	731	1,740	2,654	4,394	1,167

(1)	Net of treasury shares.
(2)	Including reserve from transaction with non-controlling interest.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

9

B Communications Ltd.

Condensed Consolidated Statements of Cash Flows

(In millions)

	Three months period ended
	March 31
		Convenience
		translation
		into
		U.S. dollars
	2016	2016	2015
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities

Net income for the period	160	42	306

Adjustments:
Depreciation and amortization	546	145	439
Profit from consolidation of investee	-	-	(12)
Share in profit of equity accounted investees	1	*	(16)
Finance expenses, net	199	53	127
Capital gains, net	(11)	(3)	(5)
Income tax expenses	121	32	119
Other	-	-	(1)

Change in inventory	(9)	(2)	9
Change in trade and other receivables	(35)	(9)	84
Change in trade and other payables	62	17	(45)
Changes in provisions	(12)	(3)	3
Changes in employee benefits	1	*	4
Change in other liabilities	(3)	(1)	-
Net income tax paid	(125)	(33)	(66)

Net cash provided by operating activities	895	238	946

Cash flows from investing activities

Purchase of property, plant and equipment	(294)	(78)	(302)
Investment in intangible assets and deferred expenses	(51)	(14)	(66)
Proceeds from the sale of property, plant and equipment	42	11	13
Change in investments, net	150	40	(343)
Net deposits to restricted cash	(560)	(149)	48
Proceeds from disposal of investments	-	-	(4)
Obtaining control over investee	-	-	299
Other	(12)	(3)	6

Net cash generated from (used in) investing activities	(725)	(193)	(349)

*     Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

10

B Communications Ltd.

Condensed Consolidated Statements of Cash Flows (cont’d)

(In millions)

	Three months period ended
	March 31
		Convenience
		translation
		into
		U.S. dollars
	2016	2016	2015
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities

Repayment of debentures and loans	(390)	(104)	(74)
Interest paid	(55)	(14)	(43)
Transactions with non-controlling interest	979	260	-
Payments to related party	(58)	(15)	-
Others	1	*	3

Net cash used in financing activities	477	127	(114)

Net increase in cash and cash equivalents	647	172	483

Cash and cash equivalents as at the beginning of the period	581	154	713

Cash and cash equivalents as at the end of the period	1,228	326	1,196

The accompanying notes are an integral part of these condensed consolidated financial statements.

11

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

A.	B Communications Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at March 31, 2016 and for the three month period then ended include the accounts of the Company and its subsidiaries. The Company is a majority-owned subsidiary of Internet Gold - Golden Lines Ltd. (“IGLD” or “Internet Gold”) and its ultimate parent is Eurocom Holdings (1979) Ltd. (“Eurocom”).

On April 14, 2010, the Company completed the acquisition of 30.44% of the outstanding shares of Bezeq - The Israel Telecommunications Corp. Limited (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel Aviv Stock Exchange.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

B.	Material events in the reporting period

On February 1, 2016, the Company sold 115,500,000 shares of Bezeq for NIS 8.5 per share or NIS 982 (4.18% of the outstanding shares of Bezeq). The Company retained a 26.34% ownership interest in Bezeq, following the closing of the transaction, while retaining de facto control over Bezeq. For more information see note 12F to the Annual Financial Statements.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Selected explanatory notes are included to explain events and transactions that are significant to the understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at December 31, 2015, and for the year then ended. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2015 and for the year then ended ("annual financial statements").

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 25, 2015.

B.	Use of estimates and judgment

Preparing the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

12

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont'd)

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at March 31, 2016, have been presented in dollars, translated at the representative rate of exchange as at March 31, 2016 (NIS 3.766 = US$ 1.00). The dollar amounts presented in these condensed consolidated interim financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Changes in accounting policy

Non-controlling interests

On 1 January 2016 the Group changed its accounting policy with respect to transactions with non-controlling interests, while retaining control. According to the new accounting policy, the difference between the consideration paid or received for change in non-controlling interests is recognized in retained earnings. The Group believes that this presentation provides more relevant information about its distributable earnings.

This change in accounting policy was applied retrospectively and did not have any impact on earnings per share. The following table summarizes the adjustments to equity reserves upon implementation of the new accounting policy:

	March 31,2015
	As previously	Effect of	As reported in these financial
	reported	adjustment	statements
	NIS	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)

Other reserves	(117)	74	(43)

Retained earnings	71	(74)	(3)

13

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities

Business combination with DBS Satellite Services (1998) Ltd. ("DBS") in the prior period

As described in Note 12 to the Annual Financial Statements regarding a business combination in 2015, in March 2015 the Company acquired control in DBS.

In the financial statements as at March 31, 2015, provisional amounts were included for attribution of excess cost arising from the acquisition. On completion of the acquisition and the preparation of an agreement in principle with the tax authorities for the deductible carryforward losses of DBS, as described in Note 12B4 to the Annual Financial Statements, amounts were adjusted retrospectively as follows:

	March 31,2015
	As previously	Effect of	As reported in these
	reported	adjustment	financial statements
	(Unaudited)	(Unaudited)	(Unaudited)

Deferred tax asset, net of deferred tax liabilities	-	1,170	1,170
Goodwill	1,438	(1,053)	385
Liability to Eurocom DBS	(781)	(117)	(898)

Note 5 - Debentures, Loans, and Borrowings

On August 10, 2014 the Company’s Board of Directors approved the buyback of up to $50 of the Notes. On January 20, 2016, the Company completed its $50 repurchase program and its Board of Directors approved to extend and increase the program by an additional $50. Through May 26, 2016, the Company purchased $65 par value of the Notes.

Following the sale of 115,500,000 shares of Bezeq shares in February 2016, under the terms of the Indenture for the Notes, the NIS 978 of, net proceeds of the sale were deposited in the “Lockbox Account”. Under the terms of the Indenture, the Company must make an offer to the holders of the Notes within 365 days of receipt of the proceeds to purchase the maximum principal amount of Notes that may be purchased with such proceeds at a cash offer price equal to at least 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase.

On April 4, 2016, subsequent to the balance sheet date, the Company completed the private placement of NIS 148 par value of its Series B Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 162. The private placement was carried out as an increase to the outstanding Series B Debentures, which were first issued in September 2010 and have identical terms. The net proceeds of the private placement increased the Company's unrestricted cash.

On April 21, 2016, subsequent to the balance sheet date, Bezeq completed the issuance of 714,050,000 debentures of NIS 1 par value each by extension of Series 9 in accordance with the shelf offering memorandum. The total consideration (gross) that was received amounted to NIS 769. For information about the terms of the debentures, see Note 13 to the Annual Financial Statements.

14

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Debentures, Loans, and Borrowings (cont’d)

On May 26, 2016, subsequent to the balance sheet date, the Company through its subsidiary, has invited holders of the Notes to submit tenders to purchase their Notes for cash within a purchase price range between US$1.00 to US$ US$1.07 per US$1.00 nominal amount of Notes, on the terms and subject to the conditions contained in its Tender Offer Memorandum dated May 26, 2016 in accordance with a modified Dutch auction procedure for the Notes.

Note 6 - Income Tax

On January 4, 2016, the Knesset plenum approved a bill to amend the income tax ordinance that includes a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. Consequently, in the financial statements for the first quarter of 2016, the Group reduced the deferred tax assets and liabilities and recognized an expense of NIS 26 for deferred tax expenses.

Note 7 - Contingent Liabilities

As at March 31, 2016, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, partially based on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 86, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at March 31, 2016 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 5 billion. There is also additional exposure of NIS 4 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section B below.

15

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Contingent Liabilities (cont'd)

A.	Below is a description of the contingent liabilities of the Group (including DBS) as at March 31, 2016, classified into groups with similar characteristics:

		Balance of provisions	Amount of additional exposure		Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS		NIS
		Unaudited

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of Bezeq in respect of recognition of various salary components as components for calculation of payments to Bezeq employees, some of which have wide ramifications in Bezeq.	10	111		-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	50	2,649		4,050

Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	211		7

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	3	45		-

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,001	*	-

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	9	14		-

		86	5,031		4,057

* Total exposure of NIS 2 billion for a claim filed by a shareholder against Bezeq and officers in the Company, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).

16

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Contingent Liabilities (cont'd)

B.	Subsequent customer claims

Subsequent to the reporting date, claims amounting to NIS 736 were filed against Group companies, and another claim without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 378 came to an end.

Note 8 - Capital and Capital Reserves

	Authorized	Registered and paid up	Authorized	Registered and paid up
	December 31	December 31	March 31	March 31
	2015	2015	2016	2016
	Number of shares		Number of shares
Ordinary shares of NIS 0.1 par value each	50,000,000	29,889,045	50,000,000	29,889,045

On May 26, 2016, the Company's board of directors declared a cash dividend of NIS 355. The dividend will be payable to all of the Company’s shareholders of record at the end of the NASDAQ trading day on June 15, 2016. The payment date will be June 29, 2016.

17

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Revenues

	Three months period ended
	March 31
	2016	2015
	NIS	NIS
	(Unaudited)	(Unaudited)
Domestic fixed line communications
Fixed line telephony	374	395
Internet - infrastructure	386	383
Transmission and data communication	212	207
Other services	59	58
	1,031	1,043
Cellular
Cellular services and terminal equipment	444	486
Sale of terminal equipment	216	224
	660	710

International communications,
internet services and NEP	377	371

Multi-channel Television	439	-

Others	52	50

	2,559	2,174

Note 10 - General and Operating Expenses

	Three months period ended
	March 31
	2016	2015
	NIS	NIS
	(Unaudited)	(Unaudited)
Terminal equipment and materials	216	226
Interconnectivity and payments to domestic and
international operators	212	212
Maintenance of buildings and sites	154	150
Marketing and general expenses	180	131
Services and maintenance by sub-contractors	63	34
Vehicle maintenance expenses	42	35
Content services expenses	154	13
	1,021	801

18

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Financial instruments

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 17.E.1 to the annual financial statements.

	December 31, 2015		March 31, 2016
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS
Bank loans
Unlinked	1,904	2,044	1,883	2,018
Debentures
Issued to the public (CPI linked)	3,816	4,006	3,828	4,071
Issued to the public (Unlinked)	1,991	2,119	1,821	1,935
Issued to institutional investors (CPI linked)	1,310	1,314	1,222	1,306
Issued to institutional investors (US$ linked)	2,986	3,258	2,781	2,998
Issued to institutional investors (unlinked)	403	458	410	463
	12,410	13,199	11,945	12,791

(2)	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to measure the fair value of investments in ETFs, monetary funds, marketable securities, and forward contracts on the CPI or foreign currency are described in Note 17.E.2 to the annual financial statements.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary funds and ETFs	193	-	-	193
Future credit from bank	-	2	-	2
Marketable securities	772	-	-	772
Derivatives not used in hedging
Forward contracts on foreign currencies	-	180	-	180
Forward contracts on CPI	-	(163)	-	(163)
Available-for-sale financial assets
Unmarketable shares	-	-	2	2
Contingent consideration for a business combination	-	-	(233)	(233)

	965	19	(231)	753

19

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Financial instruments (cont'd)

(2)	Fair value hierarchy (cont'd)

	March 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary funds and ETFs	46	-	-	46
Future credit from bank	-	(21)	-	(21)
Marketable securities	804	-	-	804
Forward contracts on foreign currencies	-	84	-	84
Forward contracts on CPI	-	(216)	-	(216)
Contingent consideration for a business combination	-	-	(206)	(206)

	850	(153)	(206)	491

Note 12 - Segment Reporting

A.	Further to Note 12B to the annual financial statements, Bezeq's investment in DBS was presented on the basis of the equity method up to March 25, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 4 above. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

In addition, after DBS became a wholly-owned subsidiary of Bezeq on June 24, 2015, Bezeq updated the internal management reporting structure for financing income for the shareholders loans that were provided to DBS. As from the second quarter of 2015, Bezeq no longer recognizes financing income for the shareholders loans under the financing income of the fixed-line domestic communications segment. Financing expenses in the multi-channel television segment include financing expenses for the loans without any change. The comparative figures were restated to reflect the change in the reporting structure: financing income in the amount of NIS 21 was eliminated in the fixed-line domestic communications segment for the three months ended March 31, 2015.

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B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

B.	Operating Segments

	Three-month period ended March 31, 2016 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	1,032	660	377	438	49	-	2,556
Inter-segment revenues	80	11	18	1	5	(112)	3
Total revenue	1,112	671	395	439	54	(112)	2,559
Depreciation and amortization	183	104	33	76	5	145	546
Segment results - operating income (loss)	536	1	37	57	(9)	(148)	474
Finance income	8	12	2	16	5	3	46
Finance expenses	(109)	-	(4)	(143)	(1)	19	(238)
Total finance income (expense), net	(101)	12	(2)	(127)	4	22	(192)
Segment profit (loss) after finance expenses, net	435	13	35	(70)	(5)	(126)	282
Share in loss of equity-accounted investee	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	435	13	35	(70)	(6)	(126)	281
Income tax	107	-	9	1	-	4	121
Segment results - net profit (loss)	328	13	26	(71)	(6)	(130)	160

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B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

B.	Operating Segments (cont'd)

	Three-month period ended March 31, 2015 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	1,042	709	368	440	49	(440)	2,168
Inter-segment revenues	71	18	25	-	4	(112)	6
Total revenue	1,113	727	393	440	53	(552)	2,174
Depreciation and amortization	176	104	32	76	3	48	439
Segment results - operating income (loss)	547	32	61	59	(2)	(191)	506
Finance income	23	17	3	42	4	63	152
Finance expenses	(98)	(3)	(4)	(104)	-	(40)	(249)
Total finance income (expense), net	(75)	14	(1)	(62)	4	23	(97)
Segment profit (loss) after finance expenses, net	472	46	60	(3)	2	(168)	409
Share in income of equity-accounted investee	-	-	-	-	-	16	16
Segment profit (loss) before income tax	472	46	60	(3)	2	(152)	425
Income tax	126	10	16	-	-	(33)	119
Segment results - net profit (loss)	346	36	44	(3)	2	(119)	306

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B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

C.	Adjustments for segment reporting of profit or loss

	Three months period ended
	March 31
	2016	2015
	NIS	NIS
	(Unaudited)	(Unaudited)
Profit or loss
Operating income for reporting segments	631	699
Elimination of expenses from a segment classified as an associate	-	(59)
Financing expenses, net	(192)	(97)
Share in the )loss( income of equity-accounted investees	(1)	16
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(97)	(128)
Loss from operations classified in other categories and other adjustments	(60)	(6)
Consolidated profit before income tax	281	425

Note 13 - Dividends from Bezeq

On March 16, 2016, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 776. On May 3, 2016, Bezeq's shareholders approved the dividend distribution and on May 30, 2015, the Company will receive its share of the dividend distribution in the amount of NIS 204.

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